Exhibit 99.4

AURIS MEDICAL HOLDING AG,
ZUG

(FORMERLY: AURIS MEDICAL AG)

Financial Statements for the Year Ended
December 31, 2014 and Report of
the Statutory Auditor

AURIS MEDICAL HOLDING AG
Report of the Statutory Auditor
for the Year Ended
December 31, 2014
Report of the Statutory Auditor

To the General Meeting of
AURIS MEDICAL HOLDING AG, ZUG (formerly: Auris Medical AG)

Report of the Statutory Auditor on the Financial Statements

As Statutory Auditor, we have audited the accompanying financial statements of Auris Medical Holding AG, which comprise the statement of financial position as of December 31, 2014, and the statements of profit or loss and notes for the year then ended.

Board of Directors’ Responsibility
The Board of Directors is responsible for the preparation of these financial statements in accordance with the requirements of Swiss law and the Company’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2014 comply with Swiss law and the Company’s articles of incorporation.

AURIS MEDICAL HOLDING AG
Report of the Statutory Auditor
for the Year Ended
December 31, 2014

Other Matter
The financial statements of the Company as of and for the year ended December 31, 2014 were audited by another auditor whose report, dated March 18, 2014, expressed an unqualified opinion on those financial statements.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (“AOA”) and independence in accordance with Article 728 of the Swiss Code of Obligations (“CO”) and Article 11, AOA, and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

Martin Welser	James D. Horiguchi
Licensed Audit Expert
Auditor in Charge

Zurich, March 30, 2015

Enclosures
- Financial statements

Exhibit 99.4

AURIS MEDICAL HOLDING AG, ZUG (Formerly: Auris Medical AG)
STATEMENTS OF PROFIT OR LOSS FOR THE YEARS ENDED DECEMBER 31, 2014,
AND 2013

	Notes	2014	2013
		in CHF	in CHF

Net Revenue		-	-
Research and Development Expenses		-13'985	-21'026'842
Development expenses	3	-	-20'926'140
Patent expenses		-13'985	-100'702
General and Administration Expenses		-3'555'399	-1'334'470
IPO expenses		-1'980'422	-
Public listing expenses		-547'322	-
Professional fees		-810'904	-694'252
Administration expense	4	-216'751	-640'218
Financial Income/Expense		3'569'384	-44'221
Net foreign exchange gain/(loss)		3'409'148	-115'924
Interest income		161'608	74'036
Bank charges		-1'372	-2'333
Loss before direct taxes		-	-22'405'533
Direct taxes		-	-
Loss for the Year		-	-22'405'533

AURIS MEDICAL HOLDING AG, ZUG (Formerly: Auris Medical AG)
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014 AND 2013

AURIS MEDICAL HOLDING AG, ZUG (Formerly: Auris Medical AG)
STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2014 AND 2013
	Notes	2014	2013
		in CHF	in CHF
ASSETS

Current assets		56'009'498	24'561'925
Cash and cash equivalents		55'784'353	23'854'004
Other short-term receivables		45'274	524'784
Trade receivables		45'274	524'784
Prepaid expenses		179'871	183'137

Non-current assets		17'527'618	175'459
Other long-term receivables		14'927'461	-
Intercompany loans, subordinated	6	14'927'461	-
Fixed assets	5	-	175'302
Investments in subsidiaries	7	2'600'157	157
TOTAL ASSETS		73'537'116	24'737'384

LIABILITIES
Current liabilities		870'152	16'718'442
Short-term payables		265'735	935'712
Trade payables		151'595	935'712
Intercompany receivables		114'140	-
Other short-term payables		-	13'771'628
Trade payables		-	1'630
Shareholder		-	22
Convertible loan (with shareholders)		-	13'769'976
Accrued expenses		604'417	2'011'102
Equity	13	72'666'964	8'018'942
Share capital	10 – 13	11'604'156	6'487'130
Share premium		95'256'333	35'725'337
Accumulated loss	14	34'193'525	34'193'525
Loss for the year		-	-22'405'533
Loss carryforward		-34'193'525	-11'787'992
TOTAL LIABILITIES AND EQUITY		73'537'116	24'737'384

AURIS MEDICAL HOLDING AG, ZUG (Formerly: Auris Medical AG)
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014 AND 2013

1.	GENERAL INFORMATION
On April 22, 2014, the Company changed its name from Auris Medical AG to Auris Medical Holding AG (“the Company”) and transferred the operational business to the newly incorporated subsidiary, Auris Medical AG, which is now the main operating subsidiary (Asset transfer agreement). Therefore, the financial statements are not fully comparable between 2014 and 2013.

INFORMATON ON AVERAGE FULL-TIME POSITIONS

The annual average in 2014 is below 10 employees (2013: below 10 employees)

REGISTERED NAME, LEGAL FORM AND DOMICILE

Auris Medical Holding AG, Limited Liability Company, Bahnhofstrasse 21, 6300 Zug

INFORMATION ON PREVIOUS YEAR’S BALANCES

Prior year balances are reclassified to conform with the current year presentation, which is in accordance with the new Swiss financial reporting law.

2.	KEY ACCOUNTING AND VALUATION PRINCIPLES
The financial statements have been prepared in accordance with the regulations of Swiss financial reporting law.

ESTIMATES AND ASSUMPTIONS MADE BY MANAGEMENT
Financial reporting under the Swiss Code of Obligations (“CO”) requires certain estimates and assumptions to be made by management. These are made continuously and are based on past experience and other factors (e.g. anticipation of future results, which seem appropriate under the circumstances). The results subsequently achieved may deviate from these estimates.

FOREIGN CURRENCY ITEMS
The currency in which Auris Medical Holding AG operates is Swiss Francs (CHF). Transactions in foreign currencies are converted into the currency in which the Company operates (CHF) at the exchange rate on the day the transactions takes places.
-
Current assets and liabilities in foreign curencies are converted into the currency in which Company operates at the exchange rate on the balance sheet date. Any profits or losses resulting from the exchange rates applied are recorded in the profit and loss account.

-
Non-current assets and liabilities at historical costs are converted at the foreign currency exchange rate at the time of the transaction. Any foreign currency exchange profits are deferred in the balance sheet. Foreign currency exchange losses, on the other hand, are recorded in the profit and loss account.

AURIS MEDICAL HOLDING AG, ZUG (Formerly: Auris Medical AG)
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014 AND 2013

3.    IMPAIRMENT OF INTANGIBLE ASSETS

in CHF	2014	2013
Capitalized R&D expenses	—	6,730,336
Total	—	6,730,336

The impairment of intangible assets in 2013 is related to R&D expenses previously capitalized, therefore the impairment was grouped into the R&D expense financial statement line.

4.   ADMINISTRATION EXPENSES

in CHF	2014	2013
Personnel	105,685	373,546
Travel	52,543	77,616
Capital tax	35,081	42,090
Other administration	23,442	146,966
Total	216,751	640,218

5.   DEPRECIATION OF FIXED ASSETS

in CHF	2014	2013
Fixed assets	—	37,912
Total	—	37,912

6.   INTERCOMPANY LOAN AND SUBORDINATION AGREEMENT

On December 31, 2014, Auris Medical Holding AG entered into loan and subordination agreements with its wholly owned subsidiaries, Auris Medical AG and Otolanum AG. Under the terms of the loan agreement, the lender, Auris Medical Holding AG, grants the borrowers, Auris Medical AG and Otolanum AG, a credit facility in a maximum amount of CHF 45,000,000 and CHF 1,000,000, respectively, to be used for general business and operational purposes. The borrowers may draw down the facility in full or in part. As of December 31, 2014, Auris Medical AG and Otolanum AG had drawn down loans under the facility of CHF 14,471,061 and CHF 456,400, respectively. The Company expects that the subsidiaries will repay these loans and therefore no impairment is required.

AURIS MEDICAL HOLDING AG, ZUG (Formerly: Auris Medical AG)
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014 AND 2013

The interest rate on the loans is equivalent to the rate published by the Swiss Federal Tax Authorities (ESTV) in its circular on recognized interest rates (Rundschreiben Steuerlich Anerkannte Zinssätze). Interest is charged on the portion of the facility which is drawn down.

All claims under the loan agreements are subordinated to all other existing and future claims against those subsidiaries. In the event of insolvency proceedings (Art. 175, Art. 192, Swiss Debt Enforcement and Insolvency Law) and in the event of a composition agreement with assignment of assets (Art. 317, Swiss Debt Enforcement and Insolvency Law), the Company waives its claims to the extent necessary that the claims of all other creditors are covered in full by the proceeds of the liquidation of the subsidiaries.

7.   INVESTMENTS IN SUBSIDIARIES

Subsidiary	Participation	Share Capital	Purpose of the Company
Auris Medical AG, Basel	100%	CHF 2,500,000	Research and Development
Otolanum AG, Zug	100%	CHF 100,000	Intellectual Property Management
Auris Medical Inc, Chicago	100%	USD 15,000	Research and Development
Auris Medical Ltd, Dublin	100%	EUR 100	Administration

8.   CONVERTIBLE LOAN

On December 9, 2013, the Company issued non-interest bearing convertible loans to two shareholders with a nominal value of CHF 13,769,976 and a maximum term of 12 months. Between January 10 and January 17, 2014, the lenders and the Company had the right to convert the loans into new registered Series C preferred shares with a nominal value of CHF 0.40 each for CHF 5.28 per share. On January 27, 2014, the loans were converted into new Series C preferred shares with a nominal value of CHF 0.40 each for CHF 5.28 per share. The Company issued 2,607,950 Series C preferred shares upon the conversion.

9.   COMMITMENTS AND CONTINGENT LIABILITIES

in CHF
Operating lease commitments
Within one year	6,000	91,572
Between one and five years	—	122,096
Total	6,000	213,668

AURIS MEDICAL HOLDING AG, ZUG (Formerly: Auris Medical AG)
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014 AND 2013

10.   SHARE CAPITAL - IPO on NASDAQ Global Market

On August 6, 2014, the underwriters for the Company’s IPO subscribed to purchase 9,400,000 shares at USD 6.00 per share yielding gross proceeds (before underwriting fees and IPO costs) of USD 56.4 million. On August 13, 2014, the underwriters exercised their overallotment option for 713,235 shares of the Company, resulting in gross proceeds of USD 4.3 million. All 18,753,175 preferred shares outstanding at the time of the IPO were converted into common shares on a 1:1 basis.

11.   AUTHORIZED SHARE CAPITAL

Prior to the IPO, the Company’s authorized share capital consisted of common shares and preferred shares. Preferred shares (Series A, B, and C) had the same voting rights and dividend rights as common shares but enjoyed a liquidation preference. All preferred shares were converted into common shares upon the IPO of the Company. In August 2014, the shareholders approved an extension and increase of the authorized capital of the Company. The Board is authorized to increase the share capital at any time until June 30, 2016 by the maximum amount of CHF 3,314,706 by issuing not more than 8,286,765 registered shares with a nominal value of CHF 0.40 each. The shares will have to be fully paid-in.

12.   CONDITIONAL SHARE CAPITAL

The share capital may be increased by the issuance of up to 1,500,000 fully paid-in registered common shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 600,000 in execution of subscription rights, which may be granted to employees, members of the Board of Directors, as well as key service providers. As of December 31, 2014, the conditional share capital for these purposes amounts to CHF 581,823.60 or 1,444,119 common shares with a nominal value of CHF 0.40 each, following the exercise of 55,881 stock options in 2014 after the IPO. A further 15,500 stock options had been exercised in 2014 prior to the IPO out of the preceding conditional share capital that was superseded by amended articles of association in connection with the IPO.

The Company’s share capital may be further increased by the issuance of up to 5,000,000 fully paid registered common shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 2,000,000 in execution of conversion rights in connection with any warrants and convertible bonds of the Company.

AURIS MEDICAL HOLDING AG, ZUG (Formerly: Auris Medical AG)
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014 AND 2013

13.   CHANGES IN EQUITY ACCOUNTS

The following table presents activity related to our equity accounts during 2014 and 2013:

	Attributable to owners of the company
	Share capital	Share premium	Accumulated Deficit	Total Equity
As of January 1, 2013	4,632,580	13,341,942	-11,787,992	6,186,530
Net loss	-	-	-22,405,533	-22,405,533
Issue of ordinary shares	1,854,550	22,625,510	-	24,480,060
Share issuance costs	-	-242,115	-	-242,115
Balance at December 31, 2013	6,487,130	35,725,337	-34,193,525	8,018,942
As of January 1, 2014	6,487,130	35,725,337	-34,193,525	8,018,942
Capital increase from IPO	4,045,294	47,261,446	-	51,306,740
Conversion of convertible loans	1,043,180	12,726,796	-	13,769,976
Share issuance costs	-	-682,860	-	-682,860
Share options exercised (see Note 14)	28,552	225,614	-	254,166
Balance at December 31, 2014	11,604,156	95,256,333	-34,193,525	72,666,964

14.   LOSS CARRYFORWARDS

Tax loss carryforwards may be used by our operating company Auris Medical AG, Basel, in accordance with applicable tax laws.

15.   SIGNIFICANT SHAREHOLDERS

	Shares Beneficially Owned
Shareholder	Number	Percent
Above 5% Shareholders
Thomas Meyer, CEO & Chairman.	6,742,500	23.2%
Sofinnova Venture Partners VIII, L.P.	5,818,175	20.1%
Sofinnova Capital VII FCPR	5,384,450	18.6%
Entities affiliated with ZKB	2,169,625	7.5%
Entities affiliated with Idinvest Partners	2,065,233	7.1%
Clifton Park Capital Management, LLC	1,666,667	5.7%
FMR LLC	1,666,667	5.7%

The percentage of common shares beneficially owned is based on 29,010,391 common shares issued and outstanding as of December 31, 2014. As of December 2013, the Company was non-public.

16.    INFORMATION ON ALLOCATION OF SHARES AND OPTIONS TO EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES

The following table presents information on the allocation of shares and options to Executive Officers, Directors and Employees in accordance with Article 959c, paragraph 2, figure 11, CO:
	Shares		Options
2013	Number	CHF	Number	CHF
Allocated to Executive Officers and Directors	-	-	100,000	272,746
Allocated to Employees	-	-	26,250	79,452
Total			126,250	352,198

	Shares		Options
2014	Number	CHF	Number	CHF
Allocated to Executive Officers and Directors	20,881	90,415	143,760	349,416
Allocated to Employees	-	-	53,000	102,630
Total			196,760	452,046

17.      BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

The table below presents beneficial ownership of Executive Officers and Directors, including affiliated entities, if applicable, in accordance with Article 663c, CO:

Board Members and Executive Committee Members 1) 2)	No. of Shares	No. of Options
	2014	2014
Thomas Meyer, Ph.D. Chairman of the Board Chief Executive Officer	6,742,500	110,000
Oliver Kubli Board Member / Head of Audit Committee non executive	2,188,375	20,315
Wolfgang Arnold, M.D. Board Member non executive	12,500	32,815
Alain Munoz, M.D. Board Member non executive	12,500	32,815
James I. Healy, M.D., Ph.D. Board Member non executive	5,818,175	14,065
Antoine Papiernik Board Member non executive	5,384,450	6,250
Bettina Stubinski, M.D. Chief Medical Officer	25,862	43,750
Sven Zimmermann, Ph.D. Chief Financial Officer	29,019	27,500

1) Includes holdings of "companies closely linked” to members of the Board or Executive Committee (see further details in item 7 A. of the 20-F).
2) As of December 2013 the Company was non-public.

18.      OTHER DISCLOSURES

Information on compensation of Executive Officers and Directors in accordance with Article 663b bis, CO, is included in the Company’s separate Compensation Report.

19.      SUBSEQUENT EVENTS

There are no events subsequent to December 31, 2014 that require adjustment to or disclosure in these financial statements.